UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

  FORM 6-K

 Report of Foreign Private Issuer
 Pursuant to Rule 13a-16 or 15d-16
 of the Securities Exchange Act of 1934

 Date of Report: May 12, 2023

  Commission File Number: 001-39307

  Legend Biotech Corporation
 (Exact Name of Registrant as Specified in its Charter)

 2101 Cottontail Lane
 Somerset, New Jersey 08873
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Legend Biotech Corporation Reports Exercise of Warrant

 On May 12, 2023, Legend Biotech Corporation (the “Company”) announced that LGN Holdings Limited (the “Warrant Holder”) exercised in full its warrant (the “Warrant”) to purchase 10,000,000 ordinary shares, par value US$0.0001 per share of the Company, at an exercise price of US$20.00 per Ordinary Share for an aggregate exercise price of US$200,000,000, and, as a result, the Company issued the 10,000,000 Ordinary Shares to the Warrant Holder.

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGEND BIOTECH CORPORATION

Date: May 12, 2023	By:	/s/ Lori Macomber
	Name:	Lori Macomber
	Title:	Chief Financial Officer

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